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SEC FILE NUMBER
8-12324

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/05 (MM/DD/YY) AND ENDING 11/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lehman Brothers Inc. and Subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 7th Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Grieb (212) 526-0588
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 0 9 2007
THOMSON FINANCIAL

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Lehman Brothers Inc. and Subsidiaries

This report ** contains (check all applicable boxes):

			Page
x	(a)	Facing page	Facing page
x	(b)	Oath or Affirmation	i
	(c)	Consolidated Statement of Income	
x	(d)	Consolidated Statement of Financial Condition	1
	(e)	Consolidated Statement of Changes in Stockholder's Equity	
	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors	
	(g)	Consolidated Statement of Cash Flows	
	(h)	Computation of Net Capital	
	(i)	Statement of Assets Deemed Non-allowable in Computing Net Capital Under Rule 15c3-1	
	(j)	Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3	
	(k)	Information for Possession or Control Requirements Under Rule 15c3-3	
	(l)	Statement Pursuant to Paragraph (d) (4) of Rule 17a-5	
	(m)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges	
	(n)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Foreign Futures and Foreign Options Secured Amounts	
	(o)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Funds Deposited in Separate Regulation 30.7 Accounts	
	(p)	Statement Pursuant to Section 1.10 (d) (2) of the Commodity Exchange Act	
	(q)	Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report	
	(r)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit	
	(s)	Supplemental Report of Independent Registered Public Accounting Firm on Internal Control Required by Securities and Exchange Commission Rule 17a-5	
	(t)	Supplemental Report of Independent Registered Public Accounting Firm on Internal Control Required by Commodity Futures Trading Commission Regulation 1.16	

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

OATH OR AFFIRMATION

I, Christopher O'Meara, swear that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Lehman Brothers Inc. and Subsidiaries, as of November 30, 2006 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.



Signature

Chief Financial Officer
Title

STATE OF NEW YORK)
) SS:
COUNTY OF NEW YORK)

Sworn to before me this 25 day of January, 2007.

My commission expires: ________________, 200__



Joan Livingstone Calderon
Notary Public, State of New York
#01CA4896362
Qualified in New York County
Commission Expires 7/6/07

Consolidated Statement of Financial Condition

Lehman Brothers Inc. and Subsidiaries

November 30, 2006

ERNST & YOUNG

- Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

- Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Lehman Brothers Inc.

We have audited the accompanying consolidated statement of financial condition of Lehman Brothers Inc. and Subsidiaries (the "Company") as of November 30, 2006. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Lehman Brothers Inc. and Subsidiaries at November 30, 2006 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

January 26, 2007

Lehman Brothers Inc. and Subsidiaries

Consolidated Statement of Financial Condition

In millions

November 30, 2006	
Assets	
Cash and cash equivalents	$ 2,158
Cash and securities segregated and on deposit for regulatory and other purposes	3,257
Financial instruments owned (including $47,518 pledged as collateral)	131,190
Securities received as collateral	1,140
Collateralized agreements:	
Securities purchased under agreements to resell	84,301
Securities borrowed	155,519
Receivables:	
Brokers, dealers and clearing organizations	8,888
Customers	6,138
Affiliates	10,833
Others	302
Property, equipment and leasehold improvements (net of accumulated depreciation and amortization of $285)	195
Other assets	735
Identifiable intangible assets and goodwill (net of accumulated amortization of $146)	198
Total assets	$404,854

See Notes to Consolidated Statement of Financial Condition.

Lehman Brothers Inc. and Subsidiaries

Consolidated Statement of Financial Condition (continued)

In millions, except share data

November 30, 2006

Liabilities and Stockholder's Equity	
Short-term borrowings and current portion of long-term borrowings	$ 1,644
Financial instruments sold but not yet purchased	80,544
Obligation to return securities received as collateral	1,140
Collateralized financings:	
Securities sold under agreements to repurchase	132,219
Securities loaned	104,451
Other secured borrowings	6,210
Advances from Holdings and other affiliates	44,331
Payables:	
Brokers, dealers and clearing organizations	5,388
Customers	12,948
Accrued liabilities and other payables	5,916
Long-term borrowings	6,063
Total liabilities	400,854
Commitments and contingencies	
Stockholder's Equity	
Preferred stock, $0.10 par value; 10,000 shares authorized; none outstanding	—
Common stock, $0.10 par value; 10,000 shares authorized; 1,006 shares issued and outstanding	—
Additional paid-in capital	1,788
Accumulated other comprehensive income (net of tax)	12
Retained earnings	2,200
Total stockholder's equity	4,000
Total liabilities and stockholder's equity	$404,854

See Notes to Consolidated Statement of Financial Condition.

Lehman Brothers Inc. and Subsidiaries

Notes to Consolidated Statement of Financial Condition

Contents

Note 1 Summary of Significant Accounting Policies

Description of Business

Lehman Brothers Inc. ("LBI") a registered broker-dealer, and subsidiaries (collectively, the "Company," "we," "us" or "our") is a wholly-owned subsidiary of Lehman Brothers Holdings Inc. ("Holdings"). Holdings and its subsidiaries are collectively referred to as "Lehman Brothers." We are one of the leading global investment banks serving institutional, corporate, government and high-net-worth individual clients. Our worldwide headquarters in New York are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. We are engaged primarily in providing financial services.

Basis of Presentation

The Consolidated Statement of Financial Condition is prepared in conformity with U.S. generally accepted accounting principles, and include the accounts of LBI, our subsidiaries, and all other entities in which we have a controlling financial interest or are considered to be the primary beneficiary. All material intercompany accounts and transactions have been eliminated upon consolidation.

During September 2006, certain wholly-owned subsidiaries of LBI were sold to Holdings at their then carrying values as part of a corporate restructuring. In accordance with Statement of Financial Accounting Standards ("SFAS") 141, *Business Combinations*, the accompanying Consolidated Statement of Financial Condition excludes the results of these entities. As a result, LBI's opening retained earnings was reduced by approximately $229 million, representing the carrying value of these transferred entities at November 30, 2005.

Use of Estimates

Generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. Management estimates are required in determining the fair value of certain inventory positions, particularly over-the-counter ("OTC") derivatives, certain high-yield positions, private equity investments, and non-investment-grade interests in securitizations. Additionally, significant management estimates or judgment are required in assessing the realizability of deferred tax assets, the accounting treatment of qualifying special purpose entities ("QSPEs") and variable interest entities ("VIEs") and provisions associated with litigation, regulatory and tax proceedings. Management believes the estimates used in preparing the Consolidated Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Consolidation Accounting Policies

Operating companies. Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities—an interpretation of ARB No. 51* ("FIN 46(R)"), defines the criteria necessary for an entity to be considered an operating company (i.e., a voting-interest entity) for which the consolidation accounting guidance of SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries* ("SFAS 94") should be applied. As required by SFAS 94, we consolidate operating companies in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46(R) defines operating companies as businesses that have sufficient legal equity to absorb the entities' expected losses and for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Operating companies in which we exercise significant influence but do not have a controlling financial interest are accounted for under the equity method. Significant influence generally is considered to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest.

Special purpose entities. Special purpose entities ("SPEs") are corporations, trusts or partnerships that are established for a limited purpose. SPEs by their nature generally do not provide equity owners with significant voting powers because the SPE documents govern all material decisions. There are two types of SPEs: QSPEs and VIEs.

A QSPE generally can be described as an entity whose permitted activities are limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. Our primary involvement with QSPEs relates to securitization transactions in which transferred assets, including mortgages, loans, receivables and other assets are sold to an SPE that qualifies as a QSPE under SFAS No. 140, *Accounting for Transfers and Servicing of Financial*

Assets and Extinguishments of Liabilities ("SFAS 140"). In accordance with SFAS 140, we do not consolidate QSPEs. Rather, we recognize only the interests in the QSPEs we continue to hold, if any. We account for such interests at fair value.

Certain SPEs do not meet the QSPE criteria because their permitted activities are not sufficiently limited or because their assets are not qualifying financial instruments (e.g., real estate). Such SPEs are referred to as VIEs and we typically use them to create securities with a unique risk profile desired by investors as a means of intermediating financial risk or to make an investment in real estate. In the normal course of business we may establish VIEs, sell assets to VIEs, underwrite, distribute, and make a market in securities issued by VIEs, transact derivatives with VIEs, own interests in VIEs, and provide liquidity or other guarantees to VIEs. Under FIN 46(R), we are required to consolidate a VIE if we are the primary beneficiary of such entity. The primary beneficiary is the party that has a majority of the expected losses or a majority of the expected residual returns, or both, of such entity.

For a further discussion of our securitization activities and our involvement with VIEs see Note 3, "Securitizations and Other Off-Balance-Sheet Arrangements," to the Consolidated Statement of Financial Condition.

Financial Instruments

Financial instruments classified as Financial instruments owned, including loans, and Financial instruments sold but not yet purchased are recognized on a trade-date basis and are carried at market or fair value, as appropriate. Lending and other commitments also are recorded at fair value.

We follow the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Brokers and Dealers in Securities* (the "Guide") when determining market or fair value for financial instruments. Market value generally is determined based on listed prices or broker quotes. In certain instances, price quotations may be considered to be unreliable when the instruments are thinly traded or when we hold a substantial block of a particular security and the listed price is not considered to be readily realizable. In accordance with the Guide, in these instances we determine fair value based on management's best estimate, giving appropriate consideration to reported prices and the extent of public trading in similar securities, the discount from the listed price associated with the cost at the date of acquisition, and the size of the position held in relation to the liquidity in the market, among other factors. When listed prices or broker quotes are not available, we determine fair value based on pricing models or other valuation techniques, including the use of implied pricing from similar instruments. We typically use pricing models to derive fair value based on the net present value of estimated future cash flows including adjustments, when appropriate, for liquidity, credit and/or other factors.

All firm-owned securities pledged to counterparties that have the right, by contract or custom, to sell or repledge the securities are classified as Financial instruments owned, and are disclosed as pledged as collateral, as required by SFAS 140.

See "Accounting Changes and Other Accounting Developments—SFAS 157" below for a discussion of how our planned adoption of SFAS No. 157, *Fair Value Measurements* ("SFAS 157") on December 1, 2006 will affect our policies for determining the fair value of financial instruments.

Derivative financial instruments. Derivatives are financial instruments whose value is based on an underlying asset (e.g., Treasury bond), index (e.g., S&P 500) or reference rate (e.g., LIBOR), and include futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. A derivative contract generally represents a future commitment to exchange interest payment streams or currencies based on the contract or notional amount or to purchase or sell other financial instruments or physical assets at specified terms on a specified date. OTC derivative products are privately-negotiated contractual agreements that can be tailored to meet individual client needs and include forwards, swaps and certain options including caps, collars and floors. Exchange-traded derivative products are standardized contracts transacted through regulated exchanges and include futures and certain option contracts listed on an exchange.

Derivatives are recorded at market or fair value in the Consolidated Statement of Financial Condition on a net-by-counterparty basis when a legal right of offset exists, and are netted across products when these provisions are stated in the master netting agreement. Cash collateral received or paid is netted on a counterparty basis, provided legal right of offset exists. Derivatives often are referred to as off-balance-sheet instruments because neither their notional amounts nor the underlying instruments are reflected as assets or liabilities of the Company. Instead, the market or fair values related to the derivative transactions are reported in the Consolidated Statement of Financial Condition as

assets or liabilities, in Derivatives and other contractual agreements, as applicable. Margin on futures contracts is included in receivables and payables from/to brokers, dealers and clearing organizations, as applicable. Market or fair value generally is determined either by quoted market prices (for exchange-traded futures and options) or pricing models (for swaps, forwards and options). Pricing models use a series of market inputs to determine the present value of future cash flows with adjustments, as required, for credit risk and liquidity risk. Credit-related valuation adjustments incorporate historical experience and estimates of expected losses. Additional valuation adjustments may be recorded, as considered appropriate, for new or complex products or for positions with significant concentrations. These adjustments are integral components of the mark-to-market process.

We follow Emerging Issues Task Force ("EITF") Issue No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved In Energy Trading and Risk Management Activities* ("EITF 02-3") when determining the fair value of our derivative contracts. Under EITF 02-3, recognition of a trading profit at inception of a derivative transaction is prohibited unless the fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions or based on a valuation technique incorporating observable market data. Subsequent to the transaction date, we recognize trading profits deferred at inception of the derivative transaction in the period in which the valuation of such instrument becomes observable.

As an end user, we primarily use derivatives to modify the interest rate characteristics of our short- and long-term debt and certain secured financing activities. We also use equity, commodity, foreign exchange and credit derivatives to hedge our exposure to market price risk embedded in certain debt obligations, and foreign exchange contracts to manage the currency exposure related to our net investments in non-U.S.-dollar functional currency operations (collectively, "End-User Derivative Activities").

We use fair value hedges primarily to convert a substantial portion of our fixed-rate debt and certain long-term secured financing activities to floating interest rates. Any hedge ineffectiveness in these relationships is recorded in Retained earnings and is not material to current year retained earnings. Gains or losses from revaluing foreign exchange contracts associated with hedging our net investments in non-U.S.-dollar functional currency operations are reported within Accumulated other comprehensive income (net of tax) in Stockholder's equity. Unrealized receivables/payables resulting from the mark to market of End-User Derivatives are included in Financial instruments owned or Financial instruments sold but not yet purchased.

Private equity investments. We carry our private equity investments, including partnership interests, at fair value. Certain of our private equity positions are less liquid and may contain trading restrictions. Fair value is determined based on our assessment of the underlying investments incorporating valuations that consider expected cash flows, earnings multiples and/or comparisons to similar market transactions among other factors. Valuation adjustments reflecting consideration of credit quality, concentration risk, sales restrictions and other liquidity factors are an integral part of pricing these instruments.

Securitization activities. In accordance with SFAS 140, we recognize transfers of financial assets as sales, provided control has been relinquished. Control is considered to be relinquished only when all of the following conditions have been met: (i) the assets have been isolated from the transferor, even in bankruptcy or other receivership (true-sale opinions are required); (ii) the transferee has the right to pledge or exchange the assets received and (iii) the transferor has not maintained effective control over the transferred assets (e.g., a unilateral ability to repurchase a unique or specific asset).

Securities Received as Collateral and Obligation to Return Securities Received as Collateral

When we act as the lender of securities in a securities-lending agreement and we receive securities that can be pledged or sold as collateral, we recognize in the Consolidated Statement of Financial Condition an asset, representing the securities received (Securities received as collateral) and a liability, representing the obligation to return those securities (Obligation to return securities received as collateral).

Secured Financing Activities

Repurchase and resale agreements. Securities purchased under agreements to resell and Securities sold under agreements to repurchase, which are treated as financing transactions for financial reporting purposes, are collateralized primarily by government and government agency securities and are carried net by counterparty, when permitted, at the amounts at which the securities subsequently will be resold or repurchased plus accrued interest. It is our policy to take possession of securities purchased under agreements to resell. We compare the market value of the underlying positions on a daily basis with the related receivable or payable balances, including accrued interest. We require counterparties to deposit additional

collateral or return collateral pledged, as necessary, to ensure the market value of the underlying collateral remains sufficient. Financial instruments owned that are financed under repurchase agreements are carried at market value.

We use interest rate swaps as an end user to modify the interest rate exposure associated with certain fixed-rate resale and repurchase agreements. We adjust the carrying value of these secured financing transactions that have been designated as the hedged item.

Securities borrowed and securities loaned. Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. It is our policy to value the securities borrowed and loaned on a daily basis and to obtain additional cash as necessary to ensure such transactions are adequately collateralized.

Other secured borrowings. Other secured borrowings principally reflects non-recourse financing and is recorded at contractual amounts plus accrued interest.

Long-Lived Assets

Property, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Buildings are depreciated up to a maximum of 40 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, which range up to 30 years. Equipment, furniture and fixtures are depreciated over periods of up to 10 years. Internal-use software that qualifies for capitalization under AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* is capitalized and subsequently amortized over the estimated useful life of the software, generally three years, with a maximum of seven years. We review long-lived assets for impairment periodically and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized to the extent the carrying value of such asset exceeds its fair value.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized over their expected useful lives, which range up to 15 years. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment. Goodwill is reduced upon the recognition of certain acquired net operating loss carryforward benefits.

Share-Based Compensation

On December 1, 2005, Holdings adopted SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)") using the modified-prospective transition method. Under this transition method, compensation cost recognized during fiscal 2006 includes: (a) compensation cost for all share-based awards granted prior to, but not yet vested as of, December 1, 2005, (including pre-fiscal-2004 options) based on the grant-date fair value and related service period estimates in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share-based awards granted subsequent to December 1, 2005, based on the grant-date fair value and related service periods estimated in accordance with the provisions of SFAS 123(R).

SFAS 123(R) clarifies and expands the guidance in SFAS 123 in several areas, including how to measure fair value and how to attribute compensation cost to reporting periods. Changes to the SFAS 123 fair value measurement and service-period provisions prescribed by SFAS 123(R) include requirements to: (a) estimate forfeitures of share-based awards at the date of grant, rather than recognizing forfeitures as incurred as was permitted by SFAS 123; (b) expense share-based awards granted to retirement-eligible employees and those employees with non-substantive non-compete agreements immediately, while Holdings' accounting practice under SFAS 123 was to recognize such costs over the stated service periods, (c) attribute compensation costs of share-based awards to the future vesting periods, while Holdings' accounting practice under SFAS 123 included a partial attribution of compensation costs of share-based awards to services performed during the year of grant and (d) recognize compensation costs of all share-based awards (including amortizing pre-fiscal-2004 options) based on the grant-date fair value, rather than Holdings' accounting methodology under SFAS 123, which recognized pre-fiscal-2004 option awards based on their intrinsic value.

See "Accounting Changes and Other Accounting Developments—SFAS 123(R)" below for a further discussion of SFAS 123(R) and the cumulative effect of this accounting change recognized in fiscal 2006 that was allocated to LBI from Holdings.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). We recognize the current and deferred tax consequences of all transactions that have been recognized in the Consolidated Statement of Financial Condition using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. We record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. Contingent liabilities related to income taxes are recorded when probable and reasonably estimable in accordance with SFAS No. 5, *Accounting for Contingencies.*

See "Accounting Changes and Other Accounting Developments—FIN 48" below for a discussion of FIN 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,* ("FIN 48").

Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries having non-U.S.-dollar functional currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in Accumulated other comprehensive income, a component of Stockholder's equity.

Accounting Changes and Other Accounting Developments

SFAS 158. In September 2006, the FASB issued SFAS No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"). SFAS 158 requires recognition in the Consolidated Statement of Financial Condition of the over or underfunded status of postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. For pension plans, the benefit obligation is the projected benefit obligation, for other postretirement plans, the benefit obligation is the accumulated postretirement obligation. Upon adoption, SFAS 158 requires the recognition of previously unrecognized actuarial gains and losses and prior service costs within Accumulated other comprehensive income, net of tax (a component of Stockholder's equity).

SFAS 158 is effective for our fiscal year ending November 30, 2007. Had we adopted SFAS 158 at November 30, 2006, we would have reduced Accumulated other comprehensive income (net of tax) by approximately $120 million, representing our allocated portion from Holdings. However, the actual impact of adopting SFAS 158 will depend on the fair value of plan assets and the amount of the benefit obligation measured as of November 30, 2007.

SFAS 157. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about instruments carried at fair value, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 nullifies the guidance in EITF 02-3, which precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative was obtained from a quoted market price or other valuation technique incorporating observable market data. SFAS 157 also precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to acquiring financial instruments carried at fair value to be included in earnings and not capitalized as part of the basis of the instrument. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS 157 is effective for our 2008 fiscal year, with earlier application permitted for our 2007 fiscal year. SFAS 157 must be applied prospectively, except that the difference between the carrying amount and fair value of (i) a financial instrument that was traded in an active market that was measured at fair value using a block discount and (ii) a stand-alone derivative or a hybrid instrument measured using the guidance in EITF 02-3 on recognition of a trading profit at the inception of a

derivative, is to be applied as a cumulative-effect adjustment to opening retained earnings on the date we initially apply SFAS 157.

We intend to adopt SFAS 157 in fiscal 2007 and do not believe that the adoption will have a material impact to our Consolidated Statement of Financial Condition.

SFAS 123(R). In December 2004, the FASB issued SFAS 123(R), which Holdings adopted as of the beginning of the 2006 fiscal year. SFAS 123(R) requires public companies to recognize expense in the income statement for the grant-date fair value of awards of equity instruments to employees. Expense is to be recognized over the period employees are required to provide service. See "Share-Based Compensation" above for additional information about our accounting policies.

SFAS 123(R) clarifies and expands the guidance in SFAS 123 in several areas, including measuring fair value and attributing compensation cost to reporting periods. Under the modified prospective transition method applied in the adoption of SFAS 123(R), compensation cost is recognized for the unamortized portion of outstanding awards granted prior to the adoption of SFAS 123. Upon adoption of SFAS 123(R), we recognized our allocated portion from Holdings, which was an after-tax gain of approximately $22 million, as the cumulative effect of a change in accounting principle attributable to the requirement to estimate forfeitures at the date of grant instead of recognizing them as incurred.

EITF Issue No. 04-5. In June 2005, the FASB ratified the consensus reached in EITF Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5"), which requires general partners (or managing members in the case of limited liability companies) to consolidate their partnerships or to provide limited partners with substantive rights to remove the general partner or to terminate the partnership. As the general partner of numerous private equity and asset management partnerships, we adopted EITF 04-5 immediately for partnerships formed or modified after June 29, 2005. For partnerships formed on or before June 29, 2005 that have not been modified, we are required to adopt EITF 04-5 as of the beginning of our 2007 fiscal year. The adoption of EITF 04-5 will not have a material effect on our Consolidated Statement of Financial Condition.

FSP FIN 46(R)-6. In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, *Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)* ("FSP FIN 46(R)-6"). FSP FIN 46(R)-6 addresses how variability should be considered when applying FIN 46(R). Variability affects the determination of whether an entity is a VIE, which interests are variable interests, and which party, if any, is the primary beneficiary of the VIE required to consolidate. FSP FIN 46(R)-6 clarifies that the design of the entity also should be considered when identifying which interests are variable interests.

We adopted FSP FIN 46(R)-6 on September 1, 2006 and applied it prospectively to all entities in which we first became involved after that date. Adoption of FSP FIN 46(R)-6 did not have a material effect on our Consolidated Statement of Financial Condition.

FIN 48. In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet to be recognized in the Consolidated Statement of Financial Condition. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We must adopt FIN 48 as of the beginning of our 2008 fiscal year. Early application is permitted as of the beginning of our 2007 fiscal year.

We intend to adopt FIN 48 on December 1, 2007. We are evaluating the effect of adopting FIN 48 on our Consolidated Statement of Financial Condition.

SAB 108. In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 specifies how the carryover or reversal of prior-year unrecorded financial statement misstatements should be considered in quantifying a current-year misstatement. SAB 108 requires an approach that considers the amount by which the current-year Consolidated Statement of Income is misstated ("rollover approach") and an approach that considers the cumulative amount by which the current-year Consolidated Statement of Financial Condition is misstated ("iron-curtain approach"). Prior to the issuance of SAB 108, either the rollover or iron-curtain approach was acceptable for assessing the materiality of financial statement misstatements.

SAB 108 became effective for our fiscal year ended November 30, 2006. Upon adoption, SAB 108 allowed a cumulative-effect adjustment to opening retained earnings at December 1, 2005 for prior-year misstatements that were not material under a prior approach but that were material under the SAB 108 approach. Adoption of SAB 108 did not affect our Consolidated Statement of Financial Condition.

Note 2 Financial Instruments

Financial instruments owned and Financial instruments sold but not yet purchased were comprised of the following:

In millions **Financial Instruments at November 30, 2006**	**Owned**	**Sold But Not Yet Purchased**
Government and agencies	$ 46,589	$ 55,268
Corporate debt and other	27,768	4,241
Mortgages and mortgage-backed	15,489	61
Corporate equities	25,529	9,189
Derivatives and other contractual agreements	13,805	11,704
Commercial paper and other money market instruments	2,010	81
	$ 131,190	$ 80,544

Derivative Financial Instruments

In the normal course of business, we enter into derivative transactions both in a trading capacity and as an end-user. Our derivative activities (both trading and end-user) are recorded at fair value in the Consolidated Statement of Financial Condition. Acting in a trading capacity, we enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities. As an end-user, we primarily enter into interest rate swap and option contracts to adjust the interest rate nature of our funding sources from fixed to floating rates and to change the index on which floating interest rates are based (e.g., Prime to LIBOR). We also use equity derivatives to hedge our exposure to equity price risk embedded in certain of our debt obligations and foreign exchange contracts to manage the currency exposure related to our net investments in non-U.S.-dollar functional currency operations.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, we may be exposed to legal risks related to derivative activities, including the possibility a transaction may be unenforceable under applicable law. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading and market-making activities in cash instruments, as part of our firm-wide risk management policies.

We record derivative contracts at fair value. Unrealized gains and losses on derivative contracts are recorded on a net basis in the Consolidated Statement of Financial Condition for those transactions with counterparties executed under a legally enforceable master netting agreement and are netted across products when these provisions are stated in the master netting agreement. We offer equity, fixed income, commodity and foreign exchange derivative products to clients. Because of the integrated nature of the market for such products, each product area trades cash instruments as well as derivative products.

The following table presents the fair value of derivatives at November 30, 2006. Assets included in the table represent unrealized gains, net of unrealized losses, for situations in which we have a master netting agreement. Similarly, liabilities represent net amounts owed to counterparties. The fair value of assets/liabilities related to derivative contracts at November 30, 2006 represents our net receivable/payable for derivative financial instruments before consideration of securities collateral, but after consideration of cash collateral. Assets and Liabilities at November 30, 2006 were netted down for cash collateral of approximately $9.0 billion and $6.2 billion, respectively.

Fair Value of Derivatives and Other Contractual Agreements

In millions November 30, 2006	Assets	Liabilities
Interest rate, currency and credit default swaps and options	$ 8,493	$ 6,071
Equity contracts (including equity swaps, warrants and options)	1,974	2,230
Other fixed income securities contracts (including TBAs and forwards)[1]	2,491	2,599
Foreign exchange forward contracts and options	847	804
	$ 13,805	$ 11,704

(1) Includes commodity derivative assets of $268 million and liabilities of $277 million.

At November 30, 2006, the fair value of derivative assets included $2.1 billion related to exchange-traded option and warrant contracts. With respect to OTC contracts, we view our net credit exposure to be $11.0 billion at November 30, 2006, representing the fair value of OTC contracts in a net receivable position, after consideration of collateral. Counterparties to our OTC derivative products primarily are U.S. and foreign banks, securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds. Collateral held related to OTC contracts generally includes U.S. government and federal agency securities.

Concentrations of Credit Risk

A substantial portion of our securities transactions are collateralized and are executed with, and on behalf of, commercial banks and other institutional investors, including other brokers and dealers. Our exposure to credit risk associated with the non-performance of these clients and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile or illiquid trading markets, which may impair the ability of clients and counterparties to satisfy their obligations to us.

Financial instruments owned include U.S. government and agency securities, and securities issued by non-U.S. governments, which in the aggregate, represented 12% of total assets at November 30, 2006. In addition, collateral held for resale agreements represented approximately 21% of total assets at November 30, 2006, and primarily consisted of securities issued by the U.S. government, federal agencies or non-U.S. governments. Our most significant industry concentration is financial institutions, which includes other brokers and dealers, commercial banks and institutional clients. This concentration arises in the normal course of business.

Note 3 Securitizations and Other Off-Balance-Sheet Arrangements

We are a market leader in mortgage- and asset-backed securitizations and other structured financing arrangements. In connection with our securitization activities, we use SPEs primarily for the securitization of commercial and residential mortgages, home equity loans, corporate bonds, and lease and trade receivables. The majority of our involvement with SPEs relates to securitization transactions where the SPE's meet the SFAS 140 definition of a QSPE. Based on the guidance in SFAS 140, we do not consolidate QSPEs. We derecognize financial assets transferred in securitizations, provided we have relinquished control over such assets. We may continue to hold an interest in the financial assets we securitize ("interests in securitizations"), which may include assets in the form of residual interests in the SPEs established to facilitate the securitization. Interests in securitizations are included in Financial instruments (primarily mortgages and mortgage-backed) in the Consolidated Statement of Financial Condition. For further information regarding the accounting for securitization transactions, refer to Note 1, "Summary of Significant Accounting Policies—Consolidation Accounting Policies."

At November 30, 2006, we had approximately $1.8 billion, of non-investment grade interests from our securitization activities (primarily junior security interests in residential mortgage securitizations). We record inventory positions held prior to securitization, including residential and commercial loans, at fair value, as well as any interests held post-securitization. Fair value is determined based on listed market prices, if available. When market prices are not available, fair value is determined based on valuation pricing models that take into account relevant factors such as discount, credit and prepayment assumptions, and also considers comparisons to similar market transactions.

The following table presents the fair value of our interests in securitizations at November 30, 2006. The key economic assumptions used in measuring the fair value of such interests, and the sensitivity of the fair value of such interests to immediate 10% and 20% adverse changes in the valuation assumptions.

Securitization Activity

Dollars in millions November 30, 2006	Residential Mortgage Investment Grade	 Non-Investment Grade	Commercial Mortgage
Interests in securitizations (in billions)	$ 5.1	$ 1.8	$ 0.5
Weighted-average life (years)	5	6	6
Average CPR [1]	26.9	29.4	-
Effect of 10% adverse change	$ 21	$ 60	$ -
Effect of 20% adverse change	$ 35	$ 109	$ -
Weighted-average credit loss assumption	0.7%	1.3%	-
Effect of 10% adverse change	$ 70	$ 106	$ -
Effect of 20% adverse change	$ 132	$ 191	$ -
Weighted-average discount rate	7.2%	18.0%	5.8%
Effect of 10% adverse change	$ 123	$ 72	$ 12
Effect of 20% adverse change	$ 230	$ 139	$ 23

(1) Constant prepayment rate

The above sensitivity analysis is hypothetical and should be used with caution since the stresses are performed without considering the effect of hedges, which serve to reduce our actual risk. These results are calculated by stressing a particular economic assumption independent of changes in any other assumption (as required by U.S. GAAP); in reality, changes in one factor often result in changes in another factor which may counteract or magnify the effect of the changes outlined in the above table. Changes in the fair value based on a 10% or 20% variation in an assumption should not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

Non-QSPE activities. Substantially all of our securitization activities are transacted through QSPEs, including residential and commercial mortgage securitizations. However, we also are actively involved with SPEs that do not meet the QSPE criteria due to their permitted activities not being sufficiently limited or because the assets are not deemed qualifying financial instruments (e.g., real estate). Our involvement with such SPEs includes credit-linked notes and other structured financing transactions designed to meet clients' investing or financing needs.

We are a dealer in credit default swaps and, as such, we make a market in buying and selling credit protection on single issuers as well as on portfolios of credit exposures. One of the mechanisms we use to mitigate credit risk is to enter into default swaps with SPEs, in which we purchase default protection. In these transactions, the SPE issues credit-linked notes to investors and uses the proceeds to invest in high quality collateral. We pay a premium to the SPE for assuming credit risk under the default swap. Third-party investors in these SPEs are subject to default risk associated with the referenced obligations under the default swap as well as the credit risk of the assets held by the SPE. Our maximum loss associated with our involvement with such credit-linked note transactions is the fair value of our credit default swaps with these SPEs, which amounted to $145 million at November 30, 2006. However, the value of our default swaps are secured by the value of the underlying investment grade collateral held by the SPEs, which was $10.6 billion at November 30, 2006. Because the results of our expected loss calculations generally demonstrate the investors in the SPE bear a majority of the entity's expected losses (because the investors assume default risk associated with both the reference portfolio and the SPE's assets), we generally are not the primary beneficiary and therefore do not consolidate these SPEs. However, in certain credit default transactions, generally when we participate in the fixed interest rate risk associated with the underlying collateral through an interest rate swap, we are the primary beneficiary of these transactions and therefore have consolidated the SPEs. At November 30, 2006, we consolidated approximately $665 million of these credit default

transactions. We record the assets associated with these consolidated credit default transactions as a component of Financial instruments owned.

Note 4 Securities Received and Pledged as Collateral

We enter into secured borrowing and lending transactions to finance inventory positions, obtain securities for settlement and meet clients' needs. We receive collateral in connection with resale agreements, securities borrowed transactions, borrow/pledge transactions, client margin loans and derivative transactions. We generally are permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. We carry secured financing agreements on a net basis when permitted under the provisions of FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41").

At November 30, 2006, the fair value of Securities received as collateral and Financial instruments owned, that have not been sold, repledged or otherwise encumbered totaled approximately $43 billion. At November 30, 2006, the gross fair value of Securities received as collateral that we were permitted to sell or repledge was approximately $464 billion. Of this collateral, approximately $444 billion at November 30, 2006 has been sold or repledged, generally as collateral under repurchase agreements or to cover Financial instruments sold but not yet purchased.

We also pledge our own assets, primarily to collateralize certain financing arrangements. These pledged securities, where the counterparty has the right, by contract or custom, to rehypothecate the financial instruments are classified as Financial instruments owned, pledged as collateral, in the Consolidated Statement of Financial Condition as required by SFAS 140.

The carrying value of Financial instruments owned that have been pledged or otherwise encumbered to counterparties where those counterparties do not have the right to sell or repledge was approximately $47 billion at November 30, 2006.

Note 5 Identifiable Intangible Assets and Goodwill

Identifiable Intangible Assets

In millions November 30, 2006	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:		
Customer lists	$55	$18
	$55	$18

The changes in the carrying amount of goodwill for the year ended November 30, 2006 is as follows:

Goodwill

In millions	Capital Markets
Balance (net) at November 30, 2005	$110
Goodwill acquired	43
Purchase price valuation adjustment	8
Balance (net) at November 30, 2006	$161

Note 6 Short-Term Borrowings

We obtain short-term financing on both a secured and unsecured basis. Secured financing is obtained through the use of repurchase agreements, securities loaned and other secured borrowings. The unsecured financing is generally obtained through short-term borrowings which include commercial paper, overdrafts, and the current portion of long-term borrowings maturing within one year of the Consolidated Statement of Financial Condition date.

Short-term borrowings consist of the following:

In millions November 30, 2006	
Current portion of long-term borrowings	$1,125
Other short-term debt	519
Short-term borrowings	$1,644

Included in the current portion of long-term borrowings is $300 million of subordinated notes.

At November 30, 2006, the weighted-average interest rate for Short-term borrowings, after the effect of hedging activities, was 5.3%.

Note 7 Long-Term Borrowings

Long-term borrowings (excluding borrowings with remaining maturities within one year of the Consolidated Statement of Financial Condition date) consist of the following:

In millions November 30, 2006	
Senior notes	$ 205
Subordinated notes	5,858
	$6,063

Maturity Profile

The maturity dates of long-term borrowings are as follows:

In millions November 30, 2006	Fixed Rate	Floating Rate	Total
Maturing in fiscal 2008	$ 780	$4,787	$5,567
Maturing in fiscal 2009	—	1	1
Maturing in fiscal 2010	137	137	274
Maturing in fiscal 2011	1	6	7
December 1, 2011 and thereafter	214	—	214
	$1,132	$4,931	$6,063

The aggregate weighted-average contractual interest rate on long-term borrowings was 5.86% at November 30, 2006.

Extendible debt structures totaling approximately $175 million are shown in the above table at their earliest maturity dates. Such debt is automatically extended unless debt holders instruct us to redeem their debt at least one year prior to the earliest maturity date.

End-User Derivative Activities

We use a variety of derivative products including interest rate and currency swaps as an end-user to modify the interest rate characteristics of our long-term borrowing portfolio. We use interest rate swaps to convert a substantial portion of our fixed-rate debt to floating interest rates to more closely match the terms of assets being funded and to minimize interest rate risk. In addition, we use cross-currency swaps to hedge our exposure to foreign currency risk arising from our non-U.S.-dollar debt obligations, after consideration of non-U.S.-dollar assets that are funded with

long-term debt obligations in the same currency. In certain instances, we may use two or more derivative contracts to manage the interest rate nature and/or currency exposure of an individual long-term borrowings issuance.

Effective Weighted-Average Interest Rates of Long-Term Borrowings

End-user derivative activities resulted in the following mix of fixed and floating rate debt and effective weighted-average interest rates:

In millions November 30, 2006	Long-Term Borrowings After End-User Activities
Fixed rate	$ 438
Floating rate	5,625
	$6,063

The aggregate weighted-average effective interest rate after end-user activities on long-term borrowings was 5.76% at November 30, 2006.

Note 8 Fair Value of Financial Instruments

We record financial instruments classified within long and short inventory (Financial instruments owned and Financial instruments sold but not yet purchased) at fair value. Securities received as collateral and Obligation to return securities received as collateral are also carried at fair value. In addition, all off-balance-sheet financial instruments are carried at fair value including derivatives, guarantees and lending related commitments.

Assets which are carried at contractual amounts that approximate fair value include: Cash and cash equivalents, Cash and securities segregated and on deposit for regulatory and other purposes, Receivables, and Other assets. Liabilities which are carried at contractual amounts that approximate fair value include: Short-term borrowings, Payables, and Accrued liabilities and other payables. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and their variable interest rates.

Long-term borrowings are carried at historical amounts, unless designated as the hedged item in a fair value hedge. We carry the hedged debt on a modified mark-to-market basis, which amount could differ from fair value as a result of changes in our credit worthiness. At November 30, 2006, the carrying value of our long-term borrowings was approximately $39 million less than fair value. The fair value of long-term borrowings was estimated using either quoted market prices or discounted cash flow analyses based on our current borrowing rates for similar types of borrowing arrangements.

We carry secured financing activities including Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings, at their original contract amounts plus accrued interest. Because the majority of our financing activities are short-term in nature, carrying values approximate fair value. At November 30, 2006, we had approximately $483 billion of secured financing activities. At November 30, 2006, we used derivative financial instruments with an aggregate notional amount of $3.1 billion to modify the interest rate characteristics of certain of our long-term secured financing activities. The total notional amount of these agreements had a weighted-average maturity of 3.8 years at November 30, 2006. At November 30, 2006, the carrying value of $3.1 billion associated with these long-term secured financing activities, which are designated as the hedged instrument in fair value hedges, approximated their fair values.

Additionally, we had approximately $1.2 billion of long-term fixed rate repurchase agreements at November 30, 2006 for which we had unrecognized losses of $8 million.

Note 9 Commitments, Contingencies and Guarantees

Lending–Related Commitments

In the normal course of business, we enter into various commitments and guarantees, including lending commitments to high grade and high yield borrowers, private equity investment commitments, liquidity commitments and other guarantees. In all instances, we mark to market these commitments and guarantees with changes in fair value recognized in Principal transactions in the Consolidated Statement of Income.

The following table summarizes our lending-related commitments at November 30, 2006:

In millions	Total Contractual Amount	Amount of Commitment Expiration per Period 2007	2008	2009-2010	2011-2012	2013 and Later
High grade [1]	$ 4,906	$ 1,258	$154	$1,443	$2,051	$ —
High yield [2]	6,108	2,591	118	1,046	1,597	756
Investment grade contingent acquisition facilities	250	250	—	—	—	—
Non-investment grade contingent acquisition facilities	9,273	9,078	195	—	—	—
Mortgage commitments	277	95	95	23	58	6
Secured lending transactions, including forward starting resale and repurchase agreements	62,526	60,177	241	187	351	1,570

(1) We view our net credit exposure for high grade commitments, after consideration of hedges, to be $1.1 billion.

(2) We view our net credit exposure for high yield commitments, after consideration of hedges, to be $4.9 billion.

High grade and high yield. Through our high grade and high yield sales, trading and underwriting activities, we make commitments to extend credit in loan syndication transactions. We use various hedging and funding strategies to actively manage our market, credit and liquidity exposures on these commitments. We do not believe total commitments necessarily are indicative of actual risk or funding requirements because the commitments may not be drawn or fully used and such amounts are reported before consideration of hedges. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield (non-investment grade) exposures as securities of or loans to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade. We had commitments to investment grade borrowers of $4.9 billion (net credit exposure of $1.1 billion after consideration of hedges) at November 30, 2006. We had commitments to non-investment grade borrowers of $6.1 billion (net credit exposure of $4.9 billion after consideration of hedges) at November 30, 2006.

Contingent acquisition facilities. From time to time we provide contingent commitments to investment and non-investment grade counterparties related to acquisition financing. Our expectation is, and our past practice has been, to distribute our obligations under these commitments to third parties through loan syndications if the transaction closes. We do not believe these commitments are necessarily indicative of our actual risk because the borrower may not complete a contemplated acquisition or, if the borrower completes the acquisition, it often will raise funds in the capital markets instead of drawing on our commitment. Additionally, in most cases, the borrower's ability to draw is subject to there being no material adverse change in the borrower's financial condition, among other factors. These commitments also generally contain certain flexible pricing features to adjust for changing market conditions prior to closing. We provided contingent commitments to investment grade and non-investment grade counterparties related to acquisition financing of approximately $250 million and $9.3 billion, respectively, at November 30, 2006.

Mortgage commitments. We make commitments to extend commercial mortgage loans. We use various hedging and funding strategies to actively manage our market, credit and liquidity exposures on these commitments. We do not believe total commitments necessarily are indicative of actual risk or funding requirements because the commitments may not be drawn or fully used and such amounts are reported before consideration of hedges. At November 30, 2006 we had outstanding commercial mortgage commitments of approximately $277 million.

Secured lending transactions. In connection with our financing activities, we had outstanding commitments under certain collateralized lending arrangements of approximately $3.9 billion at November 30, 2006. These

commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under these lending arrangements typically are at variable interest rates and generally provide for over-collateralization. In addition, at November 30, 2006, we had commitments to enter into forward starting, secured resale and repurchase agreements, primarily secured by government and government agency collateral, of $32.2 billion and $26.4 billion, respectively.

Other Commitments and Guarantees

The following table summarizes other commitments and guarantees at November 30, 2006:

In millions	Notional/ Maximum Payout	Amount of Commitment Expiration per Period 2007	2008	2009-2010	2011-2012	2013 and Later
Derivative contracts [1]	$434,932	$42,966	$55,711	$74,622	$66,092	$195,541
Municipal-securities-related commitments	1,529	835	35	602	23	34
Other commitments with variable interest entities	350	—	268	82	—	—
Standby letters of credit	1,858	1,858	—	—	—	—
Private equity and other principal investment commitments	686	213	152	271	50	—

(1) We believe the fair value of these derivative contracts is a more relevant measure of the obligations because we believe the notional amount overstates the expected payout. At November 30, 2006, the fair value of these derivative contracts approximated $7.2 billion.

Derivative contracts. In accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), we disclose certain derivative contracts meeting the FIN 45 definition of a guarantee. Under FIN 45, derivative contracts are considered to be guarantees if these contracts require us to make payments to counterparties based on changes in an underlying instrument or index (e.g., security prices, interest rates, and currency rates) and include written credit default swaps, written put options, written foreign exchange and interest rate options. Derivative contracts are not considered guarantees if these contracts are cash settled and we have no basis to determine whether it is probable the derivative counterparty held the related underlying instrument at the inception of the contract. We have determined these conditions have been met for certain large financial institutions. Accordingly, when these conditions are met, we have not included these derivatives in our guarantee disclosures. At November 30, 2006, the maximum payout value of derivative contracts deemed to meet the FIN 45 definition of a guarantee was approximately $435 billion. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts greatly overstate our expected payout. At November 30, 2006, the fair value of these derivative contracts approximated $7.2 billion. In addition, all amounts included above are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, using other derivative contracts and/or cash instruments. We manage risk associated with derivative guarantees consistent with our global risk management policies.

Municipal-securities-related commitments. At November 30, 2006, we had municipal-securities-related commitments of approximately $1.5 billion, which are principally comprised of liquidity commitments related to trust certificates issued to investors backed by investment grade municipal securities. We believe our liquidity commitments to these trusts involve a low level of risk because our obligations are supported by investment grade securities and generally cease if the underlying assets are downgraded below investment grade or default. In certain instances, we also provide credit default protection to investors, which approximated $48 million at November 30, 2006.

Commitments with VIEs. We make certain liquidity commitments and guarantees associated with VIEs. We provided liquidity of approximately $350 million at November 30, 2006, which represented our maximum exposure to loss to commercial paper conduits in support of certain clients' secured financing transactions. However, we believe our actual risk to be limited because these liquidity commitments are supported by over-collateralization.

Standby letters of credit. At November 30, 2006, we were contingently liable for approximately $1.9 billion of letters of credit primarily used to provide collateral for securities and commodities borrowed and to satisfy margin deposits at option and commodity exchanges.

Private equity and other principal investments. At November 30, 2006, we had commitments for private equity and other principal investments of approximately $686 million.

Other. In the normal course of business, we provide guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. Our obligations under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such guarantees is deemed remote.

In connection with certain asset sales and securitization transactions, we often make representations and warranties about the assets conforming to specified guidelines. If it is later determined the underlying assets fail to conform to the specified guidelines, we may have an obligation to repurchase the assets or indemnify the purchaser against any losses. To mitigate these risks, to the extent the assets being securitized may have been originated by third parties, we seek to obtain appropriate representations and warranties from these third parties when we are obligated to reacquire the assets.

Financial instruments sold but not yet purchased represent our obligations to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amount recorded. The ultimate gain or loss is dependent on the price at which the underlying financial instrument is purchased to settle our obligation under the sale commitment.

In the normal course of business, we are exposed to credit and market risk as a result of executing, financing and settling various client security and commodity transactions. These risks arise from the potential that clients or counterparties may fail to satisfy their obligations and the collateral obtained is insufficient. In such instances, we may be required to purchase or sell financial instruments at unfavorable market prices. We seek to control these risks by obtaining margin balances and other collateral in accordance with regulatory and internal guidelines.

Certain of our subsidiaries, as general partners, are contingently liable for the obligations of certain public and private limited partnerships. In our opinion, contingent liabilities, if any, for the obligations of such partnerships will not, in the aggregate, have a material adverse effect on our Consolidated Statement of Financial Condition.

Income Taxes. Our income is included in the consolidated U.S. federal income tax return of Holdings and its subsidiaries. Our income tax provision is computed in accordance with the tax sharing agreement between Holdings and its subsidiaries. Holdings is continuously under audit examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which Holdings conducts significant business activities, such as the United Kingdom, Japan and various U.S. states and localities. We regularly assess the likelihood of additional tax assessments in each of these tax jurisdictions and the related impact on our Consolidated Statement of Financial Condition. We have established tax reserves, which we believe to be adequate, in relation to the potential for additional tax assessments. Once established, tax reserves are adjusted only when additional information is obtained or an event occurs requiring a change to our tax reserves.

Litigation. In the normal course of business we have been named as a defendant in a number of lawsuits and other legal and regulatory proceedings. Such proceedings include actions brought against us and others with respect to transactions in which we acted as an underwriter or financial advisor, actions arising out of our activities as a broker or dealer in securities and commodities and actions brought on behalf of various classes of claimants against many securities firms, including us. We provide for potential losses that may arise out of legal and regulatory proceedings to the extent such losses are probable and can be estimated. Although there can be no assurance as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in all significant cases pending against us, and we intend to defend vigorously each such case. Based on information currently available, we believe the amount, or range, of reasonably possible losses in excess of established reserves, not to be material to our Consolidated Financial Condition.

Lease Commitments

We lease office space and equipment primarily in the United States. Certain leases on office space contain escalation clauses providing for additional payments based on maintenance, utility and tax increases.

Minimum future rental commitments under non-cancelable operating leases (net of subleases of $49 million) are as follows:

Minimum Future Rental Commitments Under Operating Lease Agreements

In millions	
Fiscal 2007	$ 72
Fiscal 2008	62
Fiscal 2009	61
Fiscal 2010	60
Fiscal 2011	58
December 1, 2011 and thereafter	293
Total minimum lease payments	$ 606

We allocate a portion of the costs associated with the above commitments to affiliates based on headcount.

Note 10 Regulatory Requirements

LBI is a registered broker-dealer and futures commission merchant and accordingly, is subject to SEC Rule 15c3-1 and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"). Under these rules, LBI is required to maintain minimum net capital, as defined, of not less than the greater of 2% of aggregate debit items arising from client transactions, 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements, or $500 million. As of November 30, 2006, LBI had net capital of $4.7 billion, which exceeded the minimum net capital requirement by $4.2 billion.

Effective December 1, 2005, the SEC approved LBI's use of Appendix E of the Net Capital Rule which establishes alternative net capital requirements for broker-dealers that are part of consolidated supervised entities. Appendix E allows LBI to calculate net capital charges for market risk and derivatives-related credit risk based on internal risk models provided that LBI holds tentative net capital in excess of $1 billion and net capital in excess of $500 million. Additionally, LBI is required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of November 30, 2006, LBI had tentative net capital in excess of both the minimum and notification requirements.

As a clearing broker-dealer, LBI has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed for each correspondent firm that uses us as its clearing broker-dealer to classify its assets held by LBI as allowable assets in the correspondents' net capital calculation. At November 30, 2006 we had a reserve requirement for PAIB of $283 million. Additionally, we had $306 million of qualified securities or cash on deposit in a Special Reserve Bank Account at November 30, 2006.

Repayment of subordinated indebtedness and certain advances and dividend payments by LBI are restricted by the regulations of the SEC and other regulatory agencies. At November 30, 2006, $2.7 billion of our net assets were restricted as to the payment of dividends, principally as a result of regulations of the SEC and other regulatory agencies. In addition, certain covenants governing LBI's indebtedness contractually limit our ability to pay dividends.

For the year ended November 30, 2006, LBI met the criteria set forth under the SEC's Rule 11(a)(1)(G)(i), Trading by Members of Exchanges, Brokers and Dealers, and is therefore in compliance with the business mix requirements.

Our "AAA" rated derivatives subsidiaries, Lehman Brothers Financial Products Inc. ("LBFP") and Lehman Brothers Derivative Products Inc. ("LBDP"), have established certain capital and operating restrictions that are reviewed by various rating agencies. At November 30, 2006, LBFP and LBDP each had capital that exceeded the requirements of the rating agencies.

Note 11 Holdings' Incentive Plans

Holdings adopted the fair value recognition provisions for share-based awards pursuant to SFAS 123(R) effective as of the beginning of the 2006 fiscal year. See Note 1 "Summary of Significant Accounting Policies – Accounting Changes and Other Accounting Developments" for further discussion.

Stock Options

Employees may receive stock options from Holdings, in lieu of cash, as a portion of their total compensation. Options generally become exercisable over a one- to five-year period and generally expire 10 years from the date of grant, subject to accelerated expiration upon termination of employment.

Holdings uses the Black-Scholes option-pricing model to measure the fair value of stock options granted to employees. Stock options granted have exercise prices equal to the market price of Holdings' common stock on the grant date. The principal assumptions utilized in valuing options and Holdings' methodology for estimating such model inputs include: 1) risk-free interest rate - estimate is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the option, 2) expected volatility - estimate is based on the historical volatility of Holdings' common stock for the three years preceding the award date, the implied volatility of market-traded options on Holdings' common stock on the grant date and other factors and 3) expected option life - estimate is based on internal studies of historical experience and projected exercise behavior based on different employee groups and specific option characteristics, including the effect of employee terminations. Based on the results of the model, the weighted-average fair value of stock options granted was $15.83 for 2006. The weighted-average assumptions used for 2006 were as follows:

Weighted Average Black-Scholes Assumptions

Year ended November 30, 2006	
Risk-free interest rate	4.49%
Expected volatility	23.08%
Dividends per share	$0.48
Expected life	4.5 years

The valuation technique takes into account the specific items and conditions under which the share options are granted such as the vesting period, forced exercise during the lifetime, and gain and time dependent exercise behavior.

Share-Based Employee Incentive Plans
Our employees participate in various Holdings incentive plans. The total number of shares of Holdings' common stock remaining available for future awards under its plans at November 30, 2006 was 41.9 million (not including shares that may be returned to the Stock Incentive Plan as described below).

1994 and 1996 Management Ownership Plans and Employee Incentive Plan
The Lehman Brothers Holdings Inc. 1994 Management Ownership Plan (the "1994 Plan"), the Lehman Brothers Holdings Inc. 1996 Management Ownership Plan (the "1996 Plan"), and the Lehman Brothers Holdings Inc. Employee Incentive Plan (the "EIP") all expired following the completion of their various terms. These plans provided for the issuance of RSUs, performance stock units ("PSUs"), stock options and other share-based awards to eligible employees. At November 30, 2006, awards with respect to 607.2 million shares of Holdings' common stock have been made under these plans, of which 163.1 million are outstanding and 444.1 million have been converted to freely transferable shares of Holdings' common stock. An additional 0.4 million shares authorized for issuance under the 1994 Plan have been reserved solely for issuance in respect of dividends on outstanding awards under the 1994 Plan.

Stock Incentive Plan
The Stock Incentive Plan (the "SIP") has a 10-year term ending in May 2015, with provisions similar to the previous plans, and authorization to issue up to 20.0 million shares of Holdings' common stock. The 33.5 million shares of Holdings' common stock authorized for issuance under the 1996 Plan and the EIP that remained unawarded upon their expiration (less any shares that may be issued in respect of dividends on outstanding awards under those plans)

are also available for awards under the SIP. In addition, shares subject to awards under the 1996 Plan, the EIP and the SIP, but which are not subsequently issued, will become available for new awards under the SIP. Awards with respect to 14.4 million shares of Holdings' common stock have been made under the SIP as of November 30, 2006, most of which are outstanding.

1999 Long-Term Incentive Plan
The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of Holdings' common stock that may be issued under the LTIP is 15.4 million. At November 30, 2006, awards with respect to approximately 14.1 million shares of common stock had been made under the LTIP, of which 5.0 million were outstanding.

Note 12 Holdings' Employee Benefit Plans

Holdings provides both funded and unfunded noncontributory defined benefit pension plans for the majority of its employees worldwide. In addition, Holdings provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. Holdings uses a November 30 measurement date for the majority of its plans. Our employees participate in Holdings' domestic pension plans. The following tables and related information summarize Holdings' domestic employee benefit plans in which our employees participate:

Defined Benefit Plans

In millions November 30, 2006	Pension Benefits	Other Postretirement Benefits
Change in benefit obligation		
Benefit obligation at beginning of year	$1,017	$ 60
Service cost	47	1
Interest cost	61	3
Plan amendment	3	—
Actuarial loss	69	2
Benefits paid	(29)	(5)
Benefit obligation at end of year	1,168	61
Change in plan assets		
Fair value of plan assets at beginning of year	1,030	—
Actual return on plan assets, net of expenses	96	—
Employer contribution	50	5
Benefits paid	(29)	(5)
Fair value of plan assets at end of year	1,147	—
Underfunded status	(21)	(61)
Unrecognized net actuarial loss/(gain)	455	(9)
Unrecognized prior service cost/(benefit)	30	(1)
Prepaid/(accrued) benefit cost	$ 464	$(71)
Accumulated benefit obligation—funded plan	$1,020	
Accumulated benefit obligation—unfunded plan	76(1)	

(1) A liability is recognized in Holdings' Consolidated Statement of Financial Condition for the unfunded plan.

Weighted-Average Assumptions Used to Determine Benefit Obligations at November 30, 2006		
Discount rate	5.73%	5.70%
Rate of compensation increase	5.00%	—

Plan Assets

Pension plan assets are invested with the objective of meeting current and future benefit payment needs, while minimizing future contributions.

Plan assets are invested with several investment managers. Assets are diversified among U.S. and international equity securities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target of plan asset allocation is approximately 65% equities and 35% U.S. fixed income. The investment sub-committee of Holdings' pension committee reviews the asset allocation quarterly and, with the approval of the pension committee, determines when and how to rebalance the portfolio. The plan does not have a dedicated allocation to Holdings' common stock, although the plan may hold a minimal investment in Holdings' common stock as a result of investment decisions made by various investment managers.

Weighted-average plan asset allocations were as follows:

November 30, 2006	
Equity securities	72%
Fixed income securities	23
Cash	5
	100%

Expected Contributions for the Fiscal Year Ending November 30, 2007

Holdings does not expect to contribute to its U.S. pension plans in the fiscal year ending November 30, 2007.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

In millions	Pension	Postretirement
Fiscal 2007	$ 34	$ 6
Fiscal 2008	37	6
Fiscal 2009	40	6
Fiscal 2010	42	6
Fiscal 2011	45	5
Fiscal 2012—2016	284	26

Post Retirement Benefits

Assumed health care cost trend rates were as follows:

November 30, 2006	
Health care cost trend rate assumed for next year	9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%
Year the rate reaches the ultimate trend rate	2011

A one-percentage-point change in assumed health care cost trend rates would be immaterial to our other post-retirement plans.

Note 13 Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Holdings and its subsidiaries. Our income tax provision is computed in accordance with the tax sharing agreement between Holdings and its subsidiaries. In accordance with this agreement, the balance due to Holdings at November 30, 2006 was $820 million.

Deferred income taxes are provided for the differences between the tax bases of assets and liabilities and their reported amounts in the Consolidated Statement of Financial Condition. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse. We provide for deferred income taxes on undistributed earnings of foreign subsidiaries.

At November 30, 2006, deferred tax assets and liabilities consisted of the following:

Deferred Tax Assets and Liabilities

In millions **November 30, 2006**	
Deferred tax assets:	
Liabilities and other accruals not currently deductible	$ 71
Unrealized investment activity	34
Net operating loss carryforwards	47
Other	5
Deferred tax assets	157
Deferred tax liabilities	—
Net deferred tax assets	$157

The net deferred tax assets are included in Other assets in the Consolidated Statement of Financial Condition. We anticipate the net deferred tax assets will be realized, therefore no valuation allowance has been recorded against deferred tax assets.

We have approximately $148 million of federal net operating loss carryforwards, which are subject to separate company limitations. These net operating loss carryforwards begin to expire between in 2023 and 2026.

In accordance with the tax sharing agreement with Holdings, we were reimbursed $327 million in 2006 for our net deferred tax assets. The net deferred tax assets transferred in 2006 were principally comprised of unrealized investment activity, liabilities and other accruals not currently deductible and deferred compensation.

Holdings is under continuous examination by the Internal Revenue Service ("IRS"), and other tax authorities in major operating jurisdictions such as the United Kingdom and Japan, and in various states in which the Company has significant operations, such as New York. The Company regularly assesses the likelihood of additional assessments in each tax jurisdiction in which it is subject to tax and its potential impact on the Consolidated Statement of Financial Condition. We have established tax reserves which we believe to be adequate with regard to the potential of such assessments. Once established, reserves are adjusted only when additional information is obtained or an event requiring a change to the reserve occurs. Management believes the resolution of these uncertain tax positions will not have a material impact on the financial condition of the Company; however, resolution of such positions could have an impact on our effective tax rate in any one particular period.

During the third quarter of 2006, the IRS completed its 1997 through 2000 federal income tax examination, which resulted in unresolved issues asserted by the IRS that challenge certain of our tax positions (the "proposed adjustments"). We believe our positions comply with the applicable tax law and intend to vigorously dispute the proposed adjustments through the appropriate procedures available to us under the law. We believe that we have adequate tax reserves in relation to these unresolved issues. However, it is possible that we could be subject to assessments in excess of our reserves. We estimate that such excess would be limited to $100 million.

Note 14 Related Party Transactions

In the normal course of business we engage in various securities trading, investment banking and financing activities with Holdings and many of its subsidiaries (the "Related Parties"). Various charges, such as compensation and benefits, occupancy, administration and computer processing are allocated among the Related Parties based on specific identification and other allocation methods.

Amounts outstanding to and from related parties are reflected in the Consolidated Statement of Financial Condition as set forth below:

In millions November 30, 2006	Assets	Liabilities
Cash on deposit with affiliates	$ 1,489	$ —
Derivatives and other contractual agreements	3,706	1,803
Advances to/from Holdings	557	39,769
Advances to/from affiliates other than Holdings	10,276	4,562
Securities purchased/sold under agreements to resell/repurchase	23,243	45,478
Securities borrowed/loaned	68,100	97,806
Receivables from/Payables to brokers, dealers and clearing organizations	2,563	3,756
Payables to customers	—	592
Other assets/liabilities	55	46
Income taxes payable	—	820
Subordinated notes payable	—	4,750

Holdings and subsidiaries of Holdings raise money through short- and long-term funding in the capital markets, which is used to fund the operations of certain of our wholly-owned subsidiaries. Advances from Holdings are generally payable on demand. The average interest rate charged on these advances is primarily based on Holdings' average daily cost of funds, which was 4.95% for the year ended November 30, 2006.

We believe amounts arising through related party transactions, including those allocated expenses referred to above, are reasonable and approximate the amounts that would have been recorded if we operated as an unaffiliated entity.

During 2006, we distributed approximately $1.5 billion to Holdings as dividends.

END